SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL discloses its preliminary traffic figures for October 2016

São Paulo, November 15, 2016 - GOL Linhas Aéreas Inteligentes S.A. (“GLAI”), (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: CCC, Fitch: CC and Moody’s: Caa3), Brazil's largest air transportation and travel services group, announces today preliminary air traffic figures for the month of October 2016 and the year-to-date. Comparisons refer to the same period of 2015.

GOL’s Highlights

|           The volume of departures in the total system reduced 20.3%, while the number of seats recorded a 19.1% reduction in October. In the first ten months, these indicators reduced by 16.8% and 16.5% respectively.

|           In  the  domestic  market,  GOL  reduced  its  supply  by  3.2% in  October  and  5.4%  year to date over the same periods the year before.

|           GOL’s October 2016 load factor was 75.9%, flat versus October 2015. Through October, load factor was 77.7%.

|           In October, GOL’s international market supply was reduced by 18.3%, with load factor of 76.8%, an increase of 6.0 p.p. in relation to the same period of 2015. Year to date supply was reduced by 17.7%, and load factor was 74.5%, up by 2.7 p.p.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest air transportation and travel services group, with operation in passenger transportation, cargo transportation and coalition loyalty programs. GOL is Latin America's largest low-cost and low-fare carrier, operating approximately 800 daily flights to 63 destinations, being 11 international in South America and the Caribbean. GOLLOG  is the cargo transportation and logistics business serving more than 3,000 Brazilian municipalities and, through partners, 90 international destinations in 47 countries. SMILES  is one of the largest coalition loyalty programs in Latin America, with over 11 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GLAI shares are traded on BM&FBOVESPA (GOLL4) and NYSE (GOL), GLAI has the following ratings CCC (Standard & Poor's), CC (Fitch) and Caa3 (Moody's).

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses its preliminary traffic figures for October 2016

Operational data *	Oct/16	Oct/15	% Var.	10M16	10M15	% Var.	LTM 16	LTM 15	% Var.
Total System
Departures	20,791	26,075	-20.3%	218,445	262,600	-16.8%	271,747	318,298	-14.6%
Seats (thousand)	3,491	4,316	-19.1%	36,434	43,645	-16.5%	45,319	52,936	-14.4%
ASK (million)	3,796	4,001	-5.1%	38,325	41,225	-7.0%	46,842	50,183	-6.7%
RPK (million)	2,885	3,019	-4.4%	29,652	31,988	-7.3%	36,073	39,040	-7.6%
Load Factor	76.0%	75.5%	0.6 p.p	77.4%	77.6%	-0.2 p.p	77.0%	77.8%	-0.8 p.p
Pax on board (thousand)	2,581	3,128	-17.5%	27,097	32,413	-16.4%	33,553	39,622	-15.3%
Domestic
Departures	19,626	24,681	-20.5%	206,156	248,345	-17.0%	256,801	301,030	-14.7%
Seats (thousand)	3,285	4,073	-19.4%	34,270	41,150	-16.7%	42,690	49,911	-14.5%
ASK (million)	3,381	3,494	-3.2%	33,917	35,870	-5.4%	41,495	43,688	-5.0%
RPK (million)	2,567	2,660	-3.5%	26,368	28,145	-6.3%	32,124	34,403	-6.6%
Load Factor	75.9%	76.1%	-0.2 p.p	77.7%	78.5%	-0.7 p.p	77.4%	78.7%	-1.3 p.p
Pax on board (thousand)	2,426	2,961	-18.1%	25,512	30,641	-16.7%	31,639	37,489	-15.6%
International
Departures	1,165	1,394	-16.4%	12,289	14,255	-13.8%	14,946	17,268	-13.4%
Seats (thousand)	206	243	-15.1%	2,164	2,495	-13.3%	2,629	3,025	-13.1%
ASK (million)	414	507	-18.3%	4,408	5,355	-17.7%	5,348	6,496	-17.7%
RPK (million)	318	359	-11.4%	3,284	3,843	-14.6%	3,949	4,638	-14.8%
Load Factor	76.8%	70.8%	6.0 p.p	74.5%	71.8%	2.7 p.p	73.8%	71.4%	2.5 p.p
Pax on board (thousand)	154	167	-7.7%	1,586	1,772	-10.5%	1,914	2,133	-10.3%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.